Leonardo DRS Combination with RADA Investor Discussion + Filed by Leonardo DRS, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: RADA Industries Ltd. Commission File No. 000-15375 Date: September 8, 2022

2 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. FORWARD-LOOKING STATEMENTS AND INFORMATION This presentation includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements. •

3 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 on August 3, 2022 and on Form S-4/A on September 2, 2022, which include a prospectus of DRS, and certain other documents in connection with the transaction. DRS and RADA may also file or furnish with the SEC other documents regarding the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed or furnished, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This presentation does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS. About Leonardo DRS, Inc. Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews. About RADA Electronics Industries Ltd. RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance

4 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. DRS – OVERVIEW By Customer By Channel B U S I N E S S O V E R V I E W K E Y F I N A N C I A L S ( $ m m ) 1 U.S. Army 40% U.S. Navy 34% Other USG 13% Foreign, commercial and other 13% Subcontractor 54% Prime 46% $2,077 $2,478 $2,524 $2,647 2018 2019 2020 2021 Revenue $166 $207 $231 $278 2018 2019 2020 2021 Adjusted EBITDA growth margin 2 0 2 1 A R E V E N U E B R E A K D O W N 1 By Market Force Protection 18% Advanced Sensing 25% Network Computing 22% Electric Power & Propulsion 19% Other 16% Note: Please refer to the appendix for reconciliations to GAAP metrics; “Other” revenue by market related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; 1 Historical financial information adjusted for previously announced divestitures. See the appendix. • Leading provider of advanced defense electronics products and technologies shaping the future battlefield for the U.S. military • Strong technology portfolio and large installed base across the Army & Navy • Top mid-tier position provides agility to respond to customer needs, and a lean cost structure • Market leader in Force Protection, Advanced Sensing, Network Computing and Electric Power & Propulsion markets • Core markets are platform neutral and growing faster than the overall U.S. defense budget

5 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. DRS OF TODAY – FRANCHISE POSIT IONS ACROSS RAPIDLY GROWING SEGMENTS OF THE U.S . DEFENSE MARKETS Network Computing 22% revenue1 Note: Remaining 16% of revenue related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; 1 Historical financial information adjusted for previously announced divestitures. See the appendix. 2 Per third-party research and DRS management estimates for FY 2022 funding; 3 Projected FY 22 – 26 CAGR K E Y M A R K E T S A N N U A L M A R K E T S I Z E 2 G R O W T H O U T L O O K 2 , 3 F R A N C H I S E D R S P O S I T I O N S $3.3bn Mounted family of computer systems Naval comprehensive display systems +4% Advanced Sensing 25% revenue1 3rd Generation Infrared Sensing Joint effects targeting system $7.6bn +5% Force Protection 18% revenue1 $3.1bn M-SHORAD short range air defense SH-60 aircraft protection system (DAIRCM) +4% Electric Power & Propulsion 19% revenue1 $5.2bn Columbia class electric power and propulsion Patriot battery on board vehicle power +10%

6 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. • Proliferation of Weaponized Drone Technology • Increased demand signals in current geopolitical environment • Proliferation of rocket, artillery and mortars  Multi-billion short-range air defense opportunity identified in the U.S. and globally1  Counter-unmanned aerial systems opportunity  Integrated sensing, communications, and computing to make sense of the battlefield  Multiple new satellite Constellations planned: IR Sensing at LEO and MEO Orbits RF and Optical Communications at LEO Orbits • JADC2, requires integration of sensing and connectivity • As a result, Future Army, USMC, USAF and Naval platforms require increased sensing capabilities • Hypersonic threats driving new space sensing requirements • Space Force Architecture includes LEO constellations with frequent sensor upgrades to address evolution of threats Short Range Air Defense Integrated Sensing Space Sensing C A P A B I L I T Y D R I V E R S O F C A P A B I L I T Y N E E D D R S O P P O R T U N I T Y DRS OF TOMORROW – KEY GROWTH DRIVERS THAT ARE SHAPING THE BATTLEFIELD OF THE FUTURE  $300mm annual Columbia Class incumbency through 20321  $6bn electrification opportunity across new ship classes including DDGx and SSNx1 • Increased Power flexibility needs for Sensing, Computing, Directed Energy Weapons • Increased acoustic performance requirements • Focus on China and Russia threats Electrification 1 DRS management estimate New / Adjacent Markets – Fostering Phase II of Above Market Growth

7 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

8 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. COMBINED HISTORICAL F INANCIALS ( E X C L U D I N G P R E V I O U S LY A N N O U N C E D D I V E S T I T U R E S , $ M M ) Growth: $2,105 $2,519 $2,599 $2,732 2018 2019 2020 2021 Margin: $168 $208 $240 $305 2018 2019 2020 2021 R E V E N U E 1 A D J U S T E D E B I T D A 2 A D J U S T E D N E T I N C O M E 2 A D J U S T E D F R E E C A S H F L O W 2 Adj. NI Conversion3:Growth: $9 $88 $113 $179 2018 2019 2020 2021 $83 $107 $104 $93 2018 2019 2020 2021 Note: Please refer to the appendix for reconciliations to GAAP metrics; 1 Combined revenue has been adjusted for intercompany eliminations; 2 Combined Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow represent the sum of Adjusted EBITDA, Net Income or Adjusted Net Income and Free Cash Flow or Adjusted Free Cash Flow, respectively, of RADA and DRS; 3 Defined as Adjusted Free Cash Flow Divided by Adjusted Net Income

9 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. 8.3x $9.91 14.6x Note: Peer data per Factset as of 08/29/2022 1 – RADA share price as of 9/1/2022

10 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. GAAP RECONCIL IATIONS

11 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. RADA RECONCILIATIONS (US dollars in millions) 2018 2019 2020 2021 2021 Q1 2022 Q1 LTM Net income (loss) ($0.2) ($2.3) $5.6 $25.1 $3.8 ($0.7) $20.6 Tax expense 0.0 0.0 0.0 (4.9) 0.0 (0.2) (5.0) Financial expense (income), net 0.3 0.2 (0.2) 0.2 (0.2) (0.0) 0.4 Depreciation 0.8 1.2 2.3 3.7 0.8 1.2 4.1 Employee option compensation 0.9 1.1 1.4 3.0 0.5 0.9 3.4 Other non-cash amortization 0.0 0.1 0.5 0.2 0.0 0.1 0.3 Adjusted EBITDA $1.8 $0.4 $9.7 $27.3 $4.8 $1.3 $23.8 A d j u s t e d E B I T D A (US dollars in millions) 2018 2019 2020 2021 Net cash provided by (used in) operating activities ($3.9) ($3.5) $3.6 ($4.4) Purchase of property, plant and equipment (0.9) (4.1) (4.9) (6.2) Construction in process (0.3) (0.5) (0.1) 0.0 Consideration from fixed asset sale 0.3 0.0 0.0 0.0 Free cash flow ($4.8) ($8.0) ($1.3) ($10.5) F r e e C a s h F l o w

12 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. LEONARDO DRS RECONCILIATIONS ($ in millions) 2018 2019 2020 2021 Total revenues $2,333 $2,714 $2,778 $2,879 Less divestiture impact $256 $236 $254 $232 Revenue less divestitures $2,077 $2,478 $2,524 $2,647 R e v e n u e ( A d j u s t e d f o r P r e v i o u s l y A n n o u n c e d D i v e s t i t u r e s ) ($ in millions) 2018 2019 2020 2021 2021 Q1 2022 Q1 LTM Net earnings ($10) $75 $85 $154 $28 $36 $162 Income tax provision (7) 20 27 46 13 12 46 Amortization of intangibles 93 9 9 9 2 2 9 Depreciation 35 42 44 49 12 13 50 Restructuring costs 14 20 12 5 0 0 5 Interest expense 58 65 64 35 9 8 34 Deal related transaction costs 0 0 9 5 4 2 3 Foreign exchange 3 0 1 1 0 0 1 COVID-19 response costs 0 0 12 6 3 0 3 Non-service pension expense 1 3 5 0 0 0 0 Adjusted EBITDA $187 $234 $268 $310 $71 $73 $312 Less divestitures: Net earnings 15 20 28 22 4 4 22 Income tax provision 5 6 8 7 1 1 6 Depreciation 1 1 1 3 1 0 2 Adjusted EBITDA less divestitures $166 $207 $231 $278 $64 $68 $281 A d j u s t e d E B I T D A

13 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. LEONARDO DRS RECONCILIATION (CONT’D) A d j u s t e d F r e e C a s h F l o w ($ in millions) 2018 2019 2020 2021 Net cash provided by operating activities $105 $157 $125 $178 Less capital expenditures, net 40 55 56 60 Proceeds from sale of assets 0 8 5 0 Free cash flow $65 $110 $74 $118 Less divestitures 10 30 19 34 Free cash flow less divestitures $54 $80 $56 $84 Third party debt interest adjustment 44 46 44 15 Deal related transaction costs 0 0 9 5 Covid-19 response costs 0 0 12 6 Less Tax Impact 10 11 15 6 Adjusted free cash flow less divestitures $88 $115 $105 $104 ($ in millions) 2018 2019 2020 2021 Net earnings (loss) ($10) $75 $85 $154 Deal related transaction costs 0 0 9 5 Covid-19 response costs 0 0 12 6 Adjusted net income ($10) $75 $106 $165 Less divestiture impact 15 20 28 22 Adjusted net income excluding divestitures ($25) $55 $77 $143 Third party debt interest adjustment 44 46 44 15 Less Tax Impact 10 11 14 5 Adjusted net income less divestitures $9 $91 $107 $153 A d j u s t e d N e t I n c o m e

14 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. COMBINED COMPANY RECONCILIATIONS ($ in millions) 2021 Total Revenues Leonardo DRS $2,647 RADA 117 Elimination Intercompany (31) Combined Revenue $2,733 C o m b i n e d R e v e n u e ( A d j u s t e d f o r P r e v i o u s l y A n n o u n c e d D i v e s t i t u r e s ) ($ in millions) Leonardo DRS RADA Combined Intercompany with Parent $ 367 $ 0 $ 367 Finance leases and other 164 0 164 Short term borrowings 9 0 9 Total Debt $540 $0 $540 Less Finance leases and other 164 0 164 Less Cash and cash equivalents at the end of period 113 66 179 Net Financial Debt $263 ($66) $197 M a r c h 3 1 , 2 0 2 2 N e t F i n a n c i a l D e b t